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Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL
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October 16, 1997


Board of Directors
Starrett Corporation
909 Third Avenue
New York, NY 10022


Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Starrett Corporation (the "Company") of the
$12.25 per Share in cash proposed to be paid by Startt Acquisition, Inc. (the "Buyer") in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated October 16, 1997, between the Buyer and the Company (the "Agreement"). The Agreement provides for a tender offer by the Buyer for all of the outstanding Shares (the "Tender Offer") pursuant to which the Buyer will pay $12.25 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, the Buyer will be merged into the Company (the "Merger") and each outstanding
Share (other than Shares already owned by the Buyer and other than Shares held by persons who object to the Merger and comply with all the provisions of New York law concerning the rights of holders of Shares to dissent from the Merger and require appraisal of their Shares) will be converted into the right to receive $12.25 in cash.

Goldman, Sach & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman Sachs has in the past provided the companies affiliated with Richard Ruben, a principal shareholder of the Buyer, and Lawrence Ruben, Richard Ruben's father, with investment banking services in transactions including, but not limited to, common stock offerings. In addition, companies affiliated with Richard and Lawrence Ruben have either co-invested with Goldman Sachs on real estate principal investments or have been investors in Goldman Sachs sponsored real estate investments funds.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Shareholders Agreement between Buyer and certain holders of Shares dated October 16, 1997; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the last five years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and

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Starrett Corporation
October 16, 1997
Page Two


certain financial projections with respect to the Company prepared by the Company's management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the residential/commercial building industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have also not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. In addition, the Board of Directors of the Company has advised Goldman Sachs of their judgment that certain competing proposals for the Company were not attractive relative to the transaction contemplated by the Agreement due to uncertainties relating to the ability of the parties making such competing proposals to complete the transactions contemplated by such competing proposals. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender its Shares pursuant to the Tender Offer or vote its Shares in favor of the Merger.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof $12.25 in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,


/s/ Goldman, Sachs & Co.
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(GOLDMAN SACHS CO.)